SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-5860

NOTIFICATION OF LATE FILING

(Check One):	|X| Form 10-K |_| Form N-SAR	|_| Form 11-K	|_| Form 20-F	|_| Form 10-Q

           For Period Ended:      December 31, 2002

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K	|_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

           For the Transition Period Ended: _________________________________________

      Read attached instruction sheet before preparing form. Please print or type.

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________________________________________
__________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant           Recoton Corporation

Former name if applicable
2950 Lake Emma Road

Address of principal executive office (Street and number)

Lake Mary, Florida 32746

City, state and zip code

PART II
RULE 12b-25 (b) and (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|	| | | | | | | |	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           Recoton Corporation could not complete its filing on Form 10-K for the year ended December 31, 2002 due to a delay in obtaining and compiling information required to be included in the 10-K including an inability to complete the audit in a timely manner, which delay could not be eliminated by the Company without unreasonable effort and expense.

PART IV
OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification.

Arnold Kezsbom	(407) 333-8900

(Name)	(Area Code)(Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|X| Yes |_| No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The operating results for the years ended December 31, 2002 and 2001 are expected to be substantially as follows (in thousands, except income per share data)(unaudited):

                                                      Year Ended December 31,
                                                          2002        2001*

         NET SALES                                    $ 501,656     $ 570,736
            COST OF SALES                               390,598       385,365
                                                        -------       -------
         GROSS PROFIT                                   111,058       185,375

         SELLING, GENERAL AND
              ADMINISTRATIVE EXPENSES                   185,872       163,101
         RESTRUCTURING CHARGES                            9,455             0
                                                          -----             -
         OPERATING INCOME                               (84,269)       22,274

         OTHER (INCOME) EXPENSES:
            Interest expense                             25,469        26,338
            Amortization of financing costs               5,403         3,213
            Investment income                              (542)         (801)
                                                          -----        ------
         NET INCOME (LOSS) BEFORE
            INCOME TAXES                               (114,599)       (6,476)
         INCOME TAX EXPENSE                              20,241         1,080
                                                         ------        ------
         NET INCOME (LOSS) FROM
            OPERATIONS                                 (134,840)       (7,556)

         Cumulative Effect of Change In Accounting
              Principle                                 (7,940)            0
         Gain from Sale of Subsidiary                    13,130             0
                                                         ------             -

         NET INCOME (LOSS)                            $(129,650)      $(7,556)
                                                      ----------      -------

        BASIC AND DILUTED EARNINGS PER SHARE:
            Income (Loss) from operations                (11.02)         (.63)
            Cumulative Effect of Change in Accounting
              Principle                                  (  .65)          .00
            Gain from Sale of Subsidiary                   1.07           .00
                                                           -----          ---
            Net Income (loss)                         $  (10.60)         (.63)
                                                      ==========         =====
         Number of shares used in computing
            per share amounts:

             Basic                                       12,229        11,960
             Diluted**                                   12,229        11,960

         DIVIDENDS                                        NONE          NONE
* 2001 results have been restated to reflect current year presentation with respect to market development funds, which have historically been reflected as an operating expense and currently as a dilution to sales.

** The effect of the assumed exercise of outstanding stock options and warrants for the year ended December 31, 2002 is antidilutive and therefore is not reflected in the diluted loss per share. The amount not reflected is 186 for the year ended December 31, 2002.

           The foregoing numbers are subject to review by the Company’s auditors. The anticipated material change in the annual net income (loss) is primarily attributable to losses associated with certain of the Company’s assets held for sale or liquidation, and the write-off of goodwill, currency translation losses, and deferred tax assets.

Recoton Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2003	By: /s/ Arnold Kezsbom Arnold Kezsbom Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

           (1)      This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

           (2)      One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

           (3)      A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

           (4)      Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

           (5)      Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of
Regulation S-T.